Exhibit 99.1

Ten-League International Holdings Limited Announces First Six Months of Fiscal Year 2025 Unaudited Financial Results

Ten-League International Holdings Limited

Interim Earnings Results for the six months ended

June 30, 2025

Financial highlights for the six months ended June 30, 2025

Revenue, net

	Six Months ended June 30,
	2024		2025
	S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	24,662	79.6	30,725	24,157	81.5

Engineering consultancy service income	1,232	4.0	1,116	877	3.0

Rental income	5,088	16.4	5,846	4,596	15.5

Total	30,982	100.0	37,687	29,630	100.0

Total revenue increased by approximately S$6.7 million or 21.6% to approximately S$37.7 million (US$29.6 million) for the six months ended June 30, 2025 from approximately S$31.0 million for the six months ended June 30, 2024.

Sales of heavy equipment and parts increased by approximately S$6.0 million, or 24.6%, to approximately S$30.7 million (US$24.1 million) for the six months ended June 30, 2025 from approximately S$24.7 million for the six months ended June 30, 2024. The increase was primarily due to higher demand because of new projects started such as Changi airport terminal 5, Marina Bay Sands expansion and cross-island MRT line coupled with the downtown MRT line extension.

Engineering consultancy service income decreased by approximately S$0.1 million, or 9.4%, to approximately S$1.1 million (US$0.9 million) for the six months ended June 30, 2025 from approximately S$1.2 million for the six months ended June 30, 2024 mainly due to no more project income recognised in current period as it was completed in 3rd quarter of 2024.

Rental income increased by approximately S$0.8 million, or 14.9%, to approximately S$5.9 million (US$4.6 million) for the six months ended June 30, 2025 from approximately S$5.1 million for the six months ended June 30, 2024. This increase was primarily attributable to higher rental demands as explained earlier.

Cost of revenue

Cost of revenue increased by approximately S$3.1 million or 12.2%, to approximately S$28.8 million (US$22.7 million) for the six months ended June 30, 2025 from approximately S$25.7 million for the six months ended June 30, 2024.

Cost of revenue of sales of heavy equipment and parts increased by approximately S$3.6 million, or 15.8%, to approximately S$26.2 million (US$20.6 million) for the six months ended June 30, 2024 from approximately S$22.6 million for the six months ended June 30, 2024. Such increase was mainly due to higher sale and product mix.

Cost of revenue of engineering consultancy service income decreased by approximately S$0.3 million or 38.2%, to approximately S$0.3 million (US$0.3 million) for the six months ended June 30, 2025 from approximately S$0.6 million for the six months ended June 30, 2024. Such decrease was primarily attributable to the absence of project cost as it was completed in 3rd quarter of 2024.

Cost of revenue of rental of equipment decreased by approximately S$0.2 million, or 8.8%, to approximately S$2.3 million (US$1.8 million) for the six months ended June 30, 2025 from approximately S$2.5 million for the six months ended 30 June, 2024 due to a decrease in the leasing of equipment from third parties.

Gross profit and gross profit margin

Gross profit increased by approximately S$3.6 million or 67.7%, to approximately S$8.9 million (US$7.0 million) for the six months ended June 30, 2025 from approximately S$5.3 million for the six months ended June 30, 2024.

Gross profit margin increased by 6.5 percentage points to 23.5% for the six months ended June 30, 2025 from 17% for the six months ended June 30, 2024.

Gross profit margin for sales of heavy equipment and parts increased by approximately 6.4 percentage points to 14.8% for the six months ended June 30, 2025 from 8.4% for the six months ended June 30 2024. The increase was mainly due to better product mix and margin as a result of higher demand.

Gross profit margin for engineering consultancy service income increased by approximately 14.3 percentage points to 69.3% for the six months ended June 30, 2025 from 55.0% for the six months ended June 30, 2024. The increase was mainly due to the absence of lower project margin in the current periods as it was completed in 3rd quarter of 2024.

Gross profit margin for rental income increased by 10.3 percentage points to 60.1% for the six months ended June 30, 2025 from 49.8% for the six months ended June 30, 2024. This increase was mainly due to a decrease in the leasing of equipment from third parties.

Selling and distribution

Our selling and distribution expenses primarily consists of advertising and marketing expenses, payroll, employees benefits and other headcount-related expenses. For the six months ended June 30, 2024 and 2025, our selling and distribution expenses remained stable at S$0.3 million (US$0.2 million).

General and administrative

The following table sets forth the breakdown of our general and administrative expenses for the periods indicated:

	Six Months ended June 30,
	2024		2025
	S$’000%		S$’000	US$’000%
Audit fee	-	-	102	80	1.8
Bank charges	171	4.3	452	355	8.0
Depreciation	303	7.7	667	524	11.8
Director’s fee	-	-	43	34	0.8
Exchange losses	10	0.3	-	-	-
Investor relations expense	-	-	142	112	2.5
Legal and professional fess	136	3.4	-	-	-
Management fees	895	22.6	611	480	10.8
Provision for doubtful debts	236	6.0	935	735	16.5
Rental of open space and equipment	185	4.7	6	5	0.1
Referral fees	170	4.3	136	107	2.4
Staff costs	1,304	32.0	1,905	1,498	33.7
IPO expenses	-	-	198	156	3.5
Others	548	13.8	464	362	8.1
Total	3,958	100.0	5,661	4,448	100.0

Bank charges mainly represent charges incurred on trade-related activities such as letter of credit (L/C) and bill payables. The increase was mainly due to more L/C being issued.

Depreciation expense is charged on our plant and equipment which included (i) machinery; (ii) office equipment; (iii) motor vehicles; and (iv) right-of-use assets. The increase was mainly due to higher depreciation incurred which relates to the new rental of open space classified as right-of-use assets.

Management fees represented expenses charged by the ultimate holding company comprises employment cost, rental of office, open space and warehouse, and expenses incurred for motor cars and trucks. Management fees decreased by approximately S$0.3 million to approximately S$0.6 million (US$0.5 million) for the six months ended June, 30 2025 from approximately S$0.9 million (US$0.7 million) for the six months ended June 30, 2024. The decrease was mainly due to the expiry of lease of open space and warehouse on December 31, 2024.

Provision for doubtful debts amounted to approximately S$0.9 million (US$0.7 million) for the six months ended June 30, 2025 due to additional provision made for customers that have financial difficulty paying.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our administrative employees and directors’ remuneration. Staff costs increased by approximately S$0.6 million to approximately S$1.9 million (US$1.5 million) for the six months ended June 30, 2025 from approximately S$1.3 million for the six months ended June 30, 2024. Such increase was mainly attributable to the increase of staff costs, bonus and CPF contribution, and an increase in rental expense of worker dormitory.

Miscellaneous expenses were comprised of company secretarial and tax fees, insurance expenses, office supplies, repair and maintenance, vehicle upkeep and other general expenses.

Total other gain/(loss), net

The following table sets forth the breakdown of total other gain/(loss), net, for the periods indicated:

	Six Months ended June 30,
	2024	2025
	S$’000	S$’000	US$’000
Loss from disposal of plant and equipment	(63)	(30)	(24)
Interest income	332	94	74
Interest expense	(502)	(430)	(338)
Government grant	51	5	4
Exchange gain	-	251	197
Other income	141	204	160
Total	(41)	94	73

Loss from disposal of plant and equipment

Loss from disposal of plant and equipment comprises mainly motor vehicles and office equipment.

Interest income

Interest income is earned from providing financing services to some specific customers buying equipment from us.

Interest expense

Interest expense decreased by approximately S$0.1 million to approximately S$0.4 million (US$0.3 million) for the six months ended June 30, 2025 from approximately S$0.5 million for the six months ended June 30, 2024 mainly due to lower interest incurred on hire purchase of equipment as interest rate for new taken up was lower.

Government grant

Government grant comprises mainly grants received for progressive wage credit scheme or PWCS.

Exchange gain

Exchange gain arose was mainly due to the strengthening of SGD against USD.

Other income

Other income primarily comprises rental of accessories and parts, service charge, supply of manpower and back charge or recover of expenses incurred.

Income tax expense

For the six months ended June 30, 2025 and 2024, income tax expense comprised current tax expense.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2025:

	Six Months ended June 30,
	2024	2025
	S$’000	S$’000	US$’000
Cash and cash equivalent at beginning of the period	2,340	686	502
Net cash provided by operating activities	5,546	10,025	7,882
Net cash (used in)/provided by investing activities	(4,004)	182	143
Net cash used in financing activities	(1,588)	(5,729)	(4,504)
Effect of exchange rate change on cash and cash equivalent	-	-	37
Net change in cash and cash equivalent	(46)	4,478	3,558
Cash and cash equivalent as at end of the period	2,294	5,164	4,060

Cash flows from operating activities

For the six months ended June 30, 2025, our net cash provided by operating activities was approximately S$10.0 million (US$7.9 million), primarily reflecting net income of approximately S$2.4 million (US$1.9 million), as adjusted by (a) positive changes of approximately S$2.9 million (US$2.3 million) in non-cash items primarily including depreciation of property and equipment and right-of-use assets, and loss on disposal of property and equipment; and (b) positive changes of approximately S$4.7 million (US$3.7 million) in working capital primarily reflecting (i) an increase of approximately S$1.6 million (US$1.2 million) in accounts receivable; (ii) a decrease of approximately S$0.4 million (US$0.3 million) in contract assets; (iii) an increase of approximately S$2.8 million (US$2.2 million) in inventories; (iv) an increase of approximately S$0.1 million (US$0.1 million) in related parties; (v) an increase of approximately S$0.1 million (US$0.1 million) in accounts and other payables and (vi) an increase of approximately S$0.5 million (US$0.4 million) in income tax payable.

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately S$5.5 million (US$4.1 million), primarily reflecting net income of approximately S$0.6 million (US$0.5 million), as adjusted by (a) positive changes of approximately S$2.8 million (US$2.1 million) in non-cash items primarily including depreciation of property and equipment and right-of-use assets, and gain on disposal of property and equipment; and (b) positive changes of approximately S$2.1 million (US$1.5 million) in working capital primarily reflecting (i) an increase of approximately S$6.6 million (US$4.8 million) in accounts receivable; (ii) an increase of approximately S$0.3 million (US$0.2 million) in other receivables; (iii) a decrease of approximately S$2.1 million (US$1.6 million) in inventories; (iv) a decrease of approximately S$1.1 million (US$0.8 million) in related parties; (v) a decrease of approximately S$1.8 million (US$1.3 million) in accounts and other payables, partially offset by (vi) an increase of approximately S$0.2 million (US$0.2 million) in income and deferred tax payable.

Cash flows from investing activities

For the six months ended June 30, 2025, our net cash provided by investing activities was approximately S$0.2 million (US$0.1 million), primarily consisting of purchases of property and equipment, sale proceeds from the disposal of property and equipment and payment received from finance lease receivables.

For the six months ended June 30, 2024, our net cash used in investing activities was approximately S$4.0 million (US$2.9 million), primarily consisting of purchases of property and equipment, sale proceeds from the disposal of property and equipment and payment received from finance lease receivables.

Cash flows from financing activities

For the six months ended June 30, 2025, our net cash used in financing activities was approximately S$5.7 million (US$4.5 million) primarily consisting of proceeds from borrowings of approximately S$0.7 million (US$0.5 million), partially offset by (i) repayment for capital and interest portions of lease liabilities of approximately S$5.2 million (US$4.1 million), (ii) a decrease in bank borrowing of approximately S$0.3 million (US$0.2 million), and (iii) a decrease of approximately S$0.9 million (US$0.7 million) in deferred IPO expenses which would be capitalized on completion of the IPO exercise.

For the six months ended June 30, 2024, our net cash used in financing activities was approximately S$1.5 million (US$1.2 million) primarily consisting of proceeds from borrowings of approximately S$5.9 million (US$4.3 million), partially offset by (i) repayment for capital and interest portions of lease liabilities of approximately S$6.8 million (US$5.0 million), and S$0.2 million (US$0.2 million) respectively, and (ii) a decrease of approximately S$0.4 million (US$0.3 million) in deferred IPO expenses which would be capitalized on completion of the IPO exercise.

Capital Expenditures

We made capital expenditures of approximately S$4.8 million S$8.9 million (US$7.0 million) respectively, in the six months ended June 30, 2024 and 2025. Out of which, approximately S$4.6 million and S$8.7 million are equipment transferred from inventories for the six months ended June 30, 2024 and 2025 respectively.

Accounts receivable, net

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,		As of June 30,
	2024		2025
	S$’000	US$’000	S$’000	US$’000
Within 30 days	6,345	4,644	4,955	3,896
Between 31 and 60 days	3,290	2,408	2,314	1,819
Between 61 and 90 days	1,413	1,034	2,778	2,184
Between 91 and 120 days	1,089	797	210	165
Between 121 and 150 days	1,045	765	1,530	1.203
Between 151 and 180 days	433	317	278	219
Between 181 and 360 days	863	632	69	54
Over 360 days	1,779	1,302	2,266	1,782
Total account receivables, net	16,257	11,899	14,400	11,322

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,		As of June, 30
	2024		2025
	S$’000	US$’000	S$’000	US$’000
Opening balance	3,642	2,666	3,053	2,400
Provision of loss allowance	19	14	935	735
Write-off of loss allowance	(582)	(427)	(2,311)	(1,817)
Write-back of loss allowance	(26)	(18)	-	-
Closing balance	3,053	2,235	1,677	1,318

For the six months ended June 30, 2025, net amount owing for more than 120 days by invoice date was approximately S$4.1 million, of which the balance of approximately S$1.5 million (over 360 days) was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer. The condition for such request would allow us to pay our Major Supplier only after we have collected the same from the said customer.

For the six months ended June 30, 2024, net amount owing for more than 120 days by invoice date was approximately S$4.1 million, of which the balance of approximately S$1.8 million (over 360 days) was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer. The condition for such request would allow us to pay our Major Supplier only after we have collected the same from the said customer. As such, the balance under over 360 days bucket would be nil.

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

During the six months ended June 30, 2025, approximately S$0.9 million (US$0.7 million) was provided as loss allowance. The provision was raised mainly due to customers having financial difficulty paying made up.

During the six months ended June 30, 2024, an additional of approximately S$0.2 million (US$0.2 million) was provided as loss allowance. The provision was mainly made up of aggregate of customers owing with small value.

Accounts payable

The general credit terms from our major suppliers are payment within 30-180 days. Our accounts payable increased by approximately S$0.1 million to approximately S$12.2 million (US$9.6 million) as of June 30, 2025 from approximately S$12.1 million as of December 31, 2024.

We did not have any material default in payment of accounts payable during the six months ended June 30, 2024 and 2025.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of June 30, 2025:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000
Operating lease commitment	16,353	7,251	9,092	10
Bank borrowings	16,464	16,464	-	-
Total obligations	32,817	23,715	9,092	10

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5years
	S$’000	S$’000	S$’000	S$’000
Operating lease commitment	14,286	7,421	6,840	25
Bank borrowings	23,333	23,333	-	-
Total obligations	37,619	30,754	6,840	25

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the initial public offering.

Bank indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of December 31, 2024		As of June 30, 2025
			S$’000	US$’000	S$’000	US$’000
Term loan	within 5 years	3.0%	175	128	44	35
Bills payable	-	-	23,158	16,951	16,420	12,909
Total			23,333	17,079	16,464	12,944

As of December 31, 2024 and June 30, 2025, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate of 3.0% and are repayable within 5 years. The bank borrowing is expected to be fully repaid latest by August 2025.

Our bank borrowings currently are guaranteed by personal guarantees from Mr. Jison Lim and corporate guarantee provided by Ten-League Corporations Pte Ltd, the controlling shareholder.

Capital commitments

As of June 30, 2024 and 2025, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2024 and June 30, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Subsequent event

The company announced the closing of its initial public offering (the “Offering”) of 2,240,000 ordinary shares, 1,607,840 of which were offered by the Company and 632,160 by selling shareholders, at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on July 08, 2025 under the ticker symbol “TLIH.”

The Company received aggregate gross proceeds of US$6,431,360 from the Offering, before deducting underwriting discounts and other related expenses.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Ten-League (E&T) and Ten-League (PES) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Translations of the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7862 = S$1.00, as set forth in the statistical release of the Federal Reserve System on July 7, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended June 30, 2024 and 2025, the Company was involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties.

The following table provides the transactions with these parties for the six months as presented:

	Six Months ended June 30,
Nature of transactions	2024	2025
	S$’000	S$’000
Ten-League Corporations Pte. Ltd.(1)
- Management fee charged	895	611
- Purchase of plant and equipment	-	21
- Purchase of spare parts	370	1,043
-Expenses paid on behalf	-	1,878
- Lease payments in respect of:
Factory premises	428	617

Sale of equipment	185	1,261

Note:

(1)	- Controlling shareholder

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,	As of Jun 30,	As of Jun 30,
	Note	2024	2025	2025
		S$’000	S$’000	US$’000

ASSETS
Current assets:
Cash and cash equivalents		686	5,164	4,060
Accounts receivable, net		16,257	14,400	11,322
Contract assets		-	342	269
Inventories		18,620	9,775	7,685
Deposits, prepayments and other receivables		1,808	2,475	1,946
Deferred IPO expenses		1,901	2,824	2,220
Total current assets		39,272	34,980	27,502

Non-current assets:
Property and equipment, net		30,233	33,502	26,340
Right-of-use assets		1,199	608	478
Other receivables		343	284	223
Total non-current assets		31,775	34,394	27,041

TOTAL ASSETS		71,047	69,374	54,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		12,136	12,255	9,636
Amounts due to related parties		12,930	13,091	10,292
Bank borrowings		23,333	16,464	12,944
Lease liabilities		7,421	7,251	5,701
Income tax payable		127	591	465
Total current liabilities		55,947	49,652	39,038

Long-term liabilities:
Lease liabilities		6,865	9,102	7,156
Deferred tax liabilities		2,017	2,019	1,587
Total long-term liabilities		8,882	11,121	8,743

TOTAL LIABILITIES		64,829	60,773	47,781

Commitments and contingencies		-	-	-

Shareholders’ equity
Ordinary share, par value US$0.000025, 20,000,000,000 shares authorized, 27,796,502 ordinary shares issued and outstanding**		*	*	*
Additional paid-in capital		883	883	694
Retained earnings		5,335	7,718	6,068

Total shareholders’ equity		6,218	8,601	6,762
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		71,047	69,374	54,543

* – denotes amount less than $’000.

** - Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Six Months ended June 30,
	Note	2024	2025	2025
		S$’000	S$’000	US$’000

Revenues, net		30,982	37,687	29,630

Cost of revenue		(25,708)	(28,840)	(22,675)

Gross profit		5,274	8,847	6,955

Operating cost and expenses:
Selling and distribution		(320)	(306)	(241)
General and administrative		(3,958)	(5,661)	(4,448)
Total operating cost and expenses		(4,278)	(5,967)	(4,689)

Profit from operations		996	2,880	2,266

Other income (expense):
Loss from disposal of plant and equipment		(63)	(30)	(24)
Interest income		332	94	74
Interest expense		(502)	(430)	(338)
Government grant		51	5	4
Exchange gain		-	251	197
Other income		141	204	160
Total other gain/(loss), net		(41)	94	73

Income before income taxes		955	2,974	2,339

Income tax expense		(309)	(591)	(465)

NET INCOME		646	2,383	1,874

COMPREHENSIVE INCOME		646	2,383	1,874

Net income per share
Basic and diluted		0.02	0.09	0.07

Weighted average number of ordinary shares outstanding
Basic and diluted**		27,796,502	27,796,502	27,796,502

** - Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional		Total
	No. of		paid-in	Retained	Shareholders’
	shares**	Amount	capital	earnings	Equity
		S$’000	S$’000	S$’000	S$’000

Balance as of January 1, 2024	27,796,502	*	883	3,451	4,334
Net income for the period	-	-	-	1,884	1,884
Balance as of December 31, 2024	27,796,502	*	883	5,335	6,218

Balance as of January 1, 2025	27,796,502	*	883	5,335	6,218
Net income for the period	-	-	-	2,383	2,383
Balance as of June 30, 2025	27,796,502	*	883	7,718	8,601

* – denotes amount less than $’000.

** - Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Six Months ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000

Cash flows from operating activities:
Net income	646	2,383	1,874
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,022	2,241	1,762
Depreciation of right-of-use assets	234	594	467
Loss on disposal of property and equipment	574	30	24

Change in working capital:
Accounts receivable	6,554	1,582	1,244
Contract assets	268	(342)	(269)
Inventories	(2,112)	2,791	2,194
Related parties	(1,084)	161	126
Accounts payable and accrued liabilities	(1,771)	122	96
Income tax payable	122	463	364
Deferred tax liabilities	93	-	-
Net cash provided by operating activities	5,546	10,025	7,882

Cash flows from investing activities:
Proceeds from disposal of property and equipment	534	47	37
Repayment from finance lease receivables	2,21	371	292
Purchase of property and equipment	(4,759)	(236)	(186)
Net cash (used in)/provided by investing activities	(4,004)	182	143

Cash flows from financing activities:
Proceeds of bank borrowings	5,855	679	534
Deferred IPO expenses	(433)	(923)	(726)
Repayment of bank borrowings	-	(266)	(209)
Principal repayment of lease liabilities	(6,784)	(4,622)	(3,634)
Payment of deferred financing costs	(226)	(597)	(469)
Net cash used in financing activities	(1,588)	(5,729)	(4,504)

Effect on exchange rate change on cash and cash equivalents	-	-	37

Net change in cash and cash equivalent	(46)	4,478	3,558

BEGINNING OF PERIOD	2,340	686	502

END OF PERIOD	2,294	5,164	4,060

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (refund) paid for income taxes	95	127	100
Cash paid for interest	501	430	338
Cash received from finance lease receivable interest	(332)	(94)	(74)
Operating lease asset obtained in exchange for operating lease obligations	1,633	-	-